SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
GrubHub Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
400110102
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 19, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,740,938

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,740,938

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,740,938

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

678,419

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

678,419

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,419

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,579,373

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,579,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,579,373

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,579,373

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,579,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,579,373

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,998,730

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,998,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,998,730

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,998,730

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,998,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,998,730

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,998,730

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,998,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,998,730

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,998,730

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,998,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,998,730

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").
Item 1.	Security and Issuer.
This statement relates to the Common Stock, $0.0001 par value (the "Shares"), of GrubHub Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 111 W. Washington Street, Suite 2100, Chicago, Illinois.
Item 2.                          Identity and Background.
(a)            This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the "Onshore Fund"), Luxor Wavefront, LP, a Delaware limited partnership (the "Wavefront Fund"), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Offshore Master Fund"), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the "Offshore Feeder Fund" and, collectively with the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, the "Luxor Funds"), LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings"), Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group"), Luxor Management, LLC, a Delaware limited liability company ("Luxor Management") and Christian Leone.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Shares owned directly by the Offshore Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.
Set forth on Schedule A attached hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b)            The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund and the Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(c)            The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.  Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.
(d)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of the Offshore Master Fund and the Offshore Feeder Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $198,080,956 was paid to acquire the Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or to decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of Directors of the Issuer (the "Board") and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 84,925,708 Shares outstanding as of November 6, 2015, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 12, 2015.
As of the date hereof, the Onshore Fund may be deemed to have beneficially owned 2,740,938 Shares, the Offshore Master Fund may be deemed to have beneficially owned 2,579,373 Shares and the Wavefront Fund may be deemed to have beneficially owned 678,419 Shares, constituting approximately 3.2%, 3.0% and less than 1%, respectively, of the outstanding Shares.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 2,579,373 Shares beneficially owned by the Offshore Master Fund, constituting approximately 3.0% of the outstanding Shares.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, may be deemed to have beneficially owned the 5,998,730 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, constituting approximately 7.1% of the outstanding Shares.

Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to have beneficially owned the 5,998,730 Shares owned in the aggregate by the Luxor Funds, constituting approximately 7.1% of the outstanding Shares.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 5,998,730 Shares beneficially owned by Luxor Capital Group, constituting approximately 7.1% of the outstanding Shares.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 5,998,730 Shares owned by Luxor Management, constituting approximately 7.1% of the outstanding Shares.
(b)            Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Onshore Fund.
Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Wavefront Fund.

Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Offshore Master Fund.

(c)            The transactions effected during the past 60 days by the Reporting Persons and certain affiliates of the Reporting Persons that no longer hold any Shares are set forth on Schedule B attached hereto.
(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Each of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,403,685, 305,750 and 1,325,476 Shares, respectively.  The Derivative Agreements provide the Onshore Fund, the Wavefront Fund and the Offshore Master Fund with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Derivative Agreements (such Shares, the "Subject Shares").  Each of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
On January 29, 2016, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
                99.1            Joint Filing Agreement.
99.2            Power of Attorney.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 29, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
1.	Don Seymour DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands
Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.            Christian Leone (See Item 2)

SCHEDULE B
TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS BY THE REPORTING PERSONS AND CERTAIN AFFILIATES OF THE REPORTING PERSONS THAT NO LONGER HOLD ANY SHARES
Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Common Stock	153,036	19.1989	1/19/2016
Common Stock	1,339	19.6952	1/19/2016
Common Stock	17,226	19.8165	1/19/2016
Common Stock	49,462	19.5735	1/19/2016
Common Stock	171,977	19.6410	1/19/2016
Common Stock	2,293	19.6750	1/19/2016
Common Stock	19,629	19.8548	1/19/2016
Common Stock	22,503	19.9921	1/19/2016
Common Stock	51,657	20.2682	1/19/2016
Common Stock	22,930	20.2850	1/19/2016
Common Stock	(6,332)	25.5281	12/23/2015
Common Stock	(33,106)	25.4028	12/23/2015
Common Stock	(5,650)	24.9305	12/22/2015
Common Stock	(1,741)	25.1400	12/22/2015
Common Stock	(7)	24.4900	12/22/2015
Common Stock	(6,094)	24.4050	12/22/2015
Common Stock	(18,234)	24.0550	12/22/2015
Common Stock	(1,613)	23.9464	12/21/2015
Common Stock	(929)	24.0982	12/21/2015
Common Stock	(31,429)	23.8800	12/21/2015
Common Stock	(11,829)	23.8550	12/21/2015
Common Stock	(24,196)	24.7667	12/18/2015
Common Stock	(717)	24.6803	12/18/2015
Common Stock	(143,455)	24.0017	12/18/2015
Common Stock	(7,651)	23.9900	12/18/2015

Common Stock	(4,645)	24.0081	12/15/2015
Common Stock	(62,445)	23.7050	12/15/2015
Common Stock	(156,112)	23.4350	12/15/2015
Common Stock	(73)	24.6950	12/4/2015
Common Stock	(6,770)	24.6826	12/4/2015
Common Stock	(41)	26.2925	12/1/2015
Common Stock	(149,603)	26.5140	11/25/2015
Common Stock	(134,474)	26.9231	11/25/2015
Common Stock	(207,644)	26.5513	11/24/2015
Common Stock	(26,080)	26.4208	11/24/2015
Common Stock	(89)	26.3525	11/24/2015
Common Stock	(93,361)	26.0907	11/23/2015
Common Stock	(21,689)	25.9250	11/23/2015
Common Stock	(132)	26.2333	11/23/2015
Common Stock	(201,289)	26.1345	11/23/2015
Common Stock	(222)	26.1050	11/23/2015
Common Stock	(27,938)	26.2808	11/20/2015
Common Stock	(313)	26.3813	11/20/2015
Common Stock	(2,034)	26.3206	11/20/2015
Common Stock	(626)	26.3425	11/20/2015

LUXOR WAVEFRONT, LP

Common Stock	36,445	19.1989	1/19/2016
Common Stock	319	19.6952	1/19/2016
Common Stock	4,102	19.8165	1/19/2016
Common Stock	11,779	19.5735	1/19/2016
Common Stock	40,955	19.6410	1/19/2016
Common Stock	546	19.6750	1/19/2016
Common Stock	4,674	19.8548	1/19/2016
Common Stock	5,358	19.9921	1/19/2016
Common Stock	12,302	20.2682	1/19/2016
Common Stock	5,461	20.2850	1/19/2016
Common Stock	(1,448)	25.5281	12/23/2015
Common Stock	(7,573)	25.4028	12/23/2015
Common Stock	(1,186)	24.9305	12/22/2015
Common Stock	(366)	25.1400	12/22/2015
Common Stock	(1)	24.4900	12/22/2015
Common Stock	(1,280)	24.4050	12/22/2015
Common Stock	(3,828)	24.0550	12/22/2015
Common Stock	(249)	23.9464	12/21/2015
Common Stock	(143)	24.0982	12/21/2015
Common Stock	(4,848)	23.8800	12/21/2015
Common Stock	(1,824)	23.8550	12/21/2015
Common Stock	(1,462)	24.7667	12/18/2015
Common Stock	(43)	24.6803	12/18/2015
Common Stock	(8,665)	24.0017	12/18/2015

Common Stock	(462)	23.9900	12/18/2015
Common Stock	(31,593)	26.5140	11/25/2015
Common Stock	(28,398)	26.9231	11/25/2015
Common Stock	(44,427)	26.5513	11/24/2015
Common Stock	(5,580)	26.4208	11/24/2015
Common Stock	(19)	26.3525	11/24/2015
Common Stock	(20,388)	26.0907	11/23/2015
Common Stock	(4,736)	25.9250	11/23/2015
Common Stock	(29)	26.2333	11/23/2015
Common Stock	(43,959)	26.1345	11/23/2015
Common Stock	(48)	26.1050	11/23/2015
Common Stock	(7,782)	26.2808	11/20/2015
Common Stock	(87)	26.3813	11/20/2015
Common Stock	(566)	26.3206	11/20/2015
Common Stock	(174)	26.3425	11/20/2015

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	144,219	19.1989	1/19/2016
Common Stock	1,262	19.6952	1/19/2016
Common Stock	16,234	19.8165	1/19/2016
Common Stock	46,611	19.5735	1/19/2016
Common Stock	162,068	19.6410	1/19/2016
Common Stock	2,161	19.6750	1/19/2016
Common Stock	18,497	19.8548	1/19/2016
Common Stock	21,205	19.9921	1/19/2016
Common Stock	48,681	20.2682	1/19/2016
Common Stock	21,609	20.2850	1/19/2016
Common Stock	(5,513)	25.5281	12/23/2015
Common Stock	(28,825)	25.4028	12/23/2015
Common Stock	(4,651)	24.9305	12/22/2015
Common Stock	(1,433)	25.1400	12/22/2015
Common Stock	(5)	24.4900	12/22/2015
Common Stock	(5,016)	24.4050	12/22/2015
Common Stock	(15,009)	24.0550	12/22/2015
Common Stock	(1,338)	23.9464	12/21/2015
Common Stock	(770)	24.0982	12/21/2015
Common Stock	(26,067)	23.8800	12/21/2015
Common Stock	(9,811)	23.8550	12/21/2015
Common Stock	(24,425)	24.7667	12/18/2015
Common Stock	(725)	24.6803	12/18/2015

Common Stock	(144,813)	24.0017	12/18/2015
Common Stock	(7,723)	23.9900	12/18/2015
Common Stock	(4,268)	24.0081	12/15/2015
Common Stock	(57,380)	23.7050	12/15/2015
Common Stock	(143,449)	23.4350	12/15/2015
Common Stock	(26,927)	24.1784	12/8/2015
Common Stock	(10,711)	24.2523	12/8/2015
Common Stock	(4,300)	24.1759	12/8/2015
Common Stock	(600)	24.3008	12/8/2015
Common Stock	(5,423)	24.2879	12/8/2015
Common Stock	(40,000)	24.4550	12/8/2015
Common Stock	(31)	24.6950	12/4/2015
Common Stock	(2,902)	24.6826	12/4/2015
Common Stock	(143,554)	26.5140	11/25/2015
Common Stock	(129,037)	26.9231	11/25/2015
Common Stock	(201,896)	26.5513	11/24/2015
Common Stock	(25,358)	26.4208	11/24/2015
Common Stock	(86)	26.3525	11/24/2015
Common Stock	(91,061)	26.0907	11/23/2015
Common Stock	(21,155)	25.9250	11/23/2015
Common Stock	(130)	26.2333	11/23/2015
Common Stock	(196,331)	26.1345	11/23/2015
Common Stock	(216)	26.1050	11/23/2015

THEBES OFFSHORE MASTER FUND, LP

Common Stock	(34,040)	19.9666	1/19/2016
Common Stock	(244)	25.5281	12/23/2015
Common Stock	(1,273)	25.4028	12/23/2015
Common Stock	(193)	24.9305	12/22/2015
Common Stock	(60)	25.1400	12/22/2015
Common Stock	(209)	24.4050	12/22/2015
Common Stock	(625)	24.0550	12/22/2015
Common Stock	(62)	23.9464	12/21/2015
Common Stock	(36)	24.0982	12/21/2015
Common Stock	(1,219)	23.8800	12/21/2015
Common Stock	(459)	23.8550	12/21/2015
Common Stock	(77)	24.6950	12/4/2015
Common Stock	(7,044)	24.6826	12/4/2015
Common Stock	(38,377)	26.6099	12/3/2015
Common Stock	(17,637)	26.2750	12/2/2015
Common Stock	(5,379)	26.3886	12/2/2015
Common Stock	(159)	26.2925	12/1/2015
Common Stock	(9,999)	26.5140	11/25/2015
Common Stock	(8,988)	26.9231	11/25/2015
Common Stock	(14,183)	26.5513	11/24/2015
Common Stock	(1,782)	26.4208	11/24/2015
Common Stock	(6)	26.3525	11/24/2015
Common Stock	(6,113)	26.0907	11/23/2015
Common Stock	(1,420)	25.9250	11/23/2015
Common Stock	(9)	26.2333	11/23/2015
Common Stock	(13,178)	26.1345	11/23/2015
Common Stock	(14)	26.1050	11/23/2015

LUXOR CAPITAL GROUP, LP (Through Managed Account)

Common Stock	(42,114)	21.4694	1/12/2016
Common Stock	(63)	25.5281	12/23/2015
Common Stock	(329)	25.4028	12/23/2015
Common Stock	(2)	24.9305	12/22/2015
Common Stock	(1)	24.4050	12/22/2015
Common Stock	(4)	24.0550	12/22/2015
Common Stock	(38)	23.9464	12/21/2015
Common Stock	(22)	24.0982	12/21/2015
Common Stock	(737)	23.8800	12/21/2015
Common Stock	(277)	23.8550	12/21/2015
Common Stock	(517)	24.7667	12/18/2015
Common Stock	(15)	24.6803	12/18/2015
Common Stock	(3,067)	24.0017	12/18/2015
Common Stock	(164)	23.9900	12/18/2015
Common Stock	(13)	24.0081	12/15/2015
Common Stock	(175)	23.7050	12/15/2015
Common Stock	(439)	23.4350	12/15/2015
Common Stock	(19)	24.6950	12/4/2015
Common Stock	(1,752)	24.6826	12/4/2015
Common Stock	(11,623)	26.6099	12/3/2015
Common Stock	(7,363)	26.2750	12/2/2015
Common Stock	(2,246)	26.3886	12/2/2015
Common Stock	(2,248)	26.5140	11/25/2015
Common Stock	(2,021)	26.9231	11/25/2015

EXHIBIT 99.1
Joint Filing Agreement
The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of GrubHub Inc. dated as of January 29, 2016 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	January 29, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

EXHIBIT 99.2
POWER OF ATTORNEY
The undersigned hereby makes, constitutes and appoints each of Norris Nissim, Adam Miller and Kelly Skura as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.
The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.
This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 11, 2013.
/s/ Christian Leone
ACKNOWLEDGEMENT IN NEW YORK STATE
STATE OF NEW YORK     )
COUNTY OF NEW YORK)
On November 11, 2013 before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Megan Teixeira
MEGAN TEIXEIRA
Notary Public, State of NY
License #: 01TE6243087
Commission Expires: 06/13/15